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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-1927
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(CHECK ONE)

[x] Form 10-K [ ] Form 11-K

[ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For period ended December 31, 2002
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Goodyear Tire & Rubber Company
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Former name if applicable
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Address of principal executive office (Street and number)
                                                         1144 East Market Street
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City, state and zip code Akron, Ohio 44316-0001
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                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due
[X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On April 1, 2003 the Company completed its previously announced discussions with its bank lenders and entered into a restructuring of its bank loan agreements. Since it was necessary to reflect these restructured agreements in the Company's report on Form 10-K, the Company determined that it was not feasible to file the report by March 31, 2003. The Company's Form 10-K will be filed no later than April 15, 2003, and the Company has announced that it expects the Form 10-K to be filed on April 3, 2003.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

C. Thomas Harvie                                       (330) 796-2408
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        (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

                                                         [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     For the year ended December 31, 2002, the Company expects to report a net loss of approximately $1.1 billion, or $6.62 per share, compared to a net loss of approximately $204 million, or $1.27 per share, for the year ended December 31, 2001. The increased loss for the fiscal year ended 2002 was primarily due to a previously announced non-cash charge of $1.1 billion taken in the fourth quarter of 2002 to establish a valuation allowance against the Company's net U.S. deferred tax assets. This non-cash charge was offset by a number of factors, including a reduction in net rationalization costs from $206.8 million in 2001 to $8.6 million in 2002.

                       The Goodyear Tire & Rubber Company
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2003                        By:  /s/ Robert W. Tieken
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                                                Robert W. Tieken
                                                Executive Vice President and
                                                Chief Financial Officer